Seward & Kissel LLP
                               901 K Street, N.W.
                             Washington, D.C. 20001
                           Telephone: (202) 737-8833
                           Facsimile: (202) 737-5184
                                 www.sewkis.com


                                                       October 11, 2013

VIA EDGAR
---------

Mr. Jeff Foor
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

         Re: AllianceBernstein Global Risk Allocation Fund, Inc. Post-Effective Amendment No. 119
                 File Nos. 2-10988 and 811-00134

Dear Mr. Foor:

      This letter responds to comments of the staff (the "Staff") of the Securities and Exchange Commission (the "SEC") to the post-effective amendments to the registration statement filed on Form N-1A of AllianceBernstein Global Risk Allocation Fund, Inc. (the "Fund"), as provided orally to Joanne A. Skerrett of this office on September 30, 2013. The Staff's comments and our responses are discussed below.

Prospectus
----------

      We note that the Registration Statement was filed solely, as we stated in our cover letter, to add disclosure with respect to the Fund's recently formed Cayman Subsidiary yet certain of the comments below relate to the Fund's currently effective Prospectus. In fact, certain of the comments are the same ones we received from the Staff on September 20, 2012 in connection with the Rule 485(a) filing for the Fund and to which we responded in a letter dated October 4, 2012. While we have responded to your comments below consistent with our 2012 letter, we question why we are receiving these comments again in a filing related only to the addition of the Fund's Cayman Subsidiary.

Comment 1:      Fees and Expenses of the Fund -Subsidiary Fees: Confirm to the
                Staff that the fees and expenses of the controlled foreign company, or Subsidiary, will be included in the Fees and Expenses of the Fund table.

Response:       The Fund confirms that the fees and expenses of the Subsidiary will be included in the Fees and Expenses table.

Comment 2:      Fees and Expenses of the Fund - Shareholder Fees: The sales charge for Class A shares reflected under "Shareholder Fees" for Contingent Deferred Sales Charges ("CDSCs"), currently reading
                "None", should be 1% as is stated in the footnote (a), and footnote (a) should instead explain the circumstances upon which no CDSC will occur. Please update the performance information if appropriate to reflect the CDSC.

Response:       The CDSC for Class A Shares is not charged to a typical investor and only applies in limited circumstances. We believe it is misleading to include it in the table. Footnote (a) explains the limited circumstances in which the 1%, 1-year CDSC applies, which are for purchases of Class A shares in amounts of $1,000,000 or more, or by certain group retirement plans.

Comment 3:      Principal Strategies: In the third sentence of the third
                paragraph of the Principal Strategies, please provide further clarification of "material downside ("tail") events".

Response:       We have not provided further clarification of "material downside
                ("tail events") because we believe the current disclosure is appropriate.

Comment 4:      Principal Strategies: Please disclose any other type of
                derivatives, besides futures and swaps, that are included in the Fund's principal investment strategies.

Response:       The Prospectus discloses the types of derivatives included in the Fund's principal investment strategies.

Comment 5:      Principal Risks: As reflected in the ICI Letter, a derivatives risk disclosure needs to be tailored to the contemplated use of the derivatives by the Portfolio and specific as to the Portfolio's intent. Please ensure that the derivatives risk disclosure is consistent with the ICI Letter.

Response:       We believe that the disclosure is consistent with the ICI
                Letter.

Comment 6:      Additional Information About The Fund's Risks and Investments:
                Regarding currency swaps, confirm to the Staff that the Fund will cover the full notional value of its currency swaps transactions.

Response:       The Fund covers its position in accordance with the 1940 Act, the rules thereunder and SEC and staff interpretative guidance.

Comment 7:      Additional Information About The Fund's Risks and Investments:
                Regarding credit default swap agreements ("CDS"), if the Fund intends to write CDS, please confirm to the Staff that the Fund will cover the full notional value of the CDS it writes.

Response:       The Fund covers its position in accordance with the 1940 Act, the rules thereunder and SEC and staff interpretative guidance.

Comment 8:      Additional Information About The Fund's Risks and Investments:
                Regarding total return swaps, please confirm to the Staff that the Fund will segregate an appropriate amount to cover the value of such transactions and be aware that there may be further guidance provided on such transactions.

Response:       The Fund covers its position on total return swaps in accordance with the 1940 Act, the rules thereunder and SEC and staff interpretative guidance.

Cayman Subsidiary
-----------------

Comment 1:      Principal Strategies: Please include disclosure regarding the
                Subsidiary's compliance policies and procedures with provisions of the 1940 Act regarding investment policies in Section 8 of the 1940 Act and capital structure and leverage in Section 18 of the 1940 Act.

Response:       We have revised the Prospectus to include this disclosure.

Comment 2:      Principal Risks: Please inform the staff whether the Fund has received a private letter ruling from the Internal Revenue
                Service on its position regarding investment company subsidiaries investing in the commodities markets. If the Fund has not received such a letter then please disclose the Fund's basis for determining that income derived from such subsidiary constitutes qualifying income, such as an opinion of counsel.

Response:       The Fund will be relying on an opinion of counsel regarding the tax treatment of the Fund's investments in the Subsidiary.
                Disclosure to this effect is included in the Dividends, Distributions and Taxes section of the Prospectus.

Comment 3:      Principal Strategies and Principal Risks: Confirm that the
                Subsidiary's principal investment strategies and principal risks constitute the principal strategies and risks of the Fund. The principal risks and principal strategies of the Subsidiary should reflect the aggregate risks and strategies of the Fund.

Response:       The principal investment risks and strategies of the Fund
                reflect those of the Subsidiary.

Comment 4:      Additional Information About the Fund's Risks and Investments -
                Investments in Wholly-Owned Subsidiary: Please confirm that (i) the Subsidiary will submit to service of process and examination of its books, (ii) the Fund's board controls the Subsidiary and
                (iii) the Subsidiary's board will execute the Fund's registration statements.

Response:       This is to confirm that (i) the Subsidiary will submit to
                service of process and examination of its books, (ii) the Fund's board controls the Subsidiary and (iii) the Subsidiary's board will execute the Fund's registration statement.

Comment 5:      Please confirm that the Financial Statements of the Subsidiary will be consolidated with those of the Fund.

Response:       The Financial Statements of the Subsidiary will be consolidated with those of the Fund.

                                     * * *

      We hereby acknowledge that (i) the Fund is responsible for the adequacy and accuracy of the disclosures in the filing; (ii) Staff comments or changes to disclosure in response to Staff comments in the filing reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filing; and
(iii) the Fund may not assert Staff comments as a defense in any proceedings initiated by the SEC or any person under the federal securities laws of the United States.

      If you have any additional comments or questions, please contact Kathleen Clarke or the undersigned at (202) 737-8833.


                                                     Sincerely,

                                                     /s/ Joanne A. Skerrett
                                                     -----------------------
                                                         Joanne A. Skerrett

cc:   Emilie D. Wrapp, Esq.
      Eric Freed, Esq.
      Stephen J. Laffey, Esq.
      Kathleen K. Clarke, Esq.